Exhibit 3.1

PERSPECTA INC.

BYLAWS AMENDMENT

The Bylaws of Perspecta Inc. are hereby amended to add a new Article X, as set forth below:

“Article X

Exclusive Forum

Section 1.  Exclusive Forum for Internal Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder  of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Nevada Revised Statutes, the Articles of Incorporation or these Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, shall be the Eighth Judicial District Court in and for the County of Clark, State of Nevada (or, if the Eighth Judicial District Court in and for the County of Clark, State of Nevada lacks jurisdiction over such action or proceeding, then another court of the State of Nevada or, if no court of the State of Nevada has jurisdiction, then the United States District Court for the District of Nevada in Clark County, such that the action will be assigned to the unofficial Southern Division of that Court).

Section 2.  Exclusive Forum for Securities Act Claims.  Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.”